Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

Geoff Cook and Catherine Cook appeared on CNBC, a transcript of which is included below.

they are the successful siblings behind myyearbook.com. social networking company in the process of being sold for $100 million. not bad for a 21 and 33-year-old. joining us is the co-founder of my year book and her brother jeff cook. congratulations. thank you. thank you so much for having us. 21 years old. 33 years old. this is an amazing story. we have to make a deal. we have to ask you about the debt limited deal in washington or the debate. keep new the show today. does this affect business in any way, the drama going on in washington? i think we are looking at it closely. and obviously it affects the market which affects the publicly traded company. the way, you know, we liken it to -- the way i think about it, i have a 4-year-old. it feels like, you know, both sides are holding their breath. and so we are just hoping one side exhale. you both have become now very wealthy. compared to the average american. a lot of talk about whether or not entitlement reform should include means testing for things like social security and medicare. in other words, should wealthier people not have those entitlements? any talk on that now that you are in that group of people? i don't know that we have gotten that far. you are a long way from social security. we are new, i think. it hasn't fully set in yet. it is a social networking site but also a dating site. how do you differentiate it from facebook? really, myyearbook is about meeting new people. you meet new people. people you want to know. we liken it to an online log. you socialize and hang out. you meet some friends. your thoughts on this? how are you involved? was she the person behind starting it? my brother and sister, they had the idea and pitched it to me in 2005. so i was the original investor in the idea and got behind it. i had previously started a company in '97 and sold that. when i heard the idea i thought let's give it a try and that's what we did. off to the races. are you willing me to tell me how much you put in and how much you will get out? your return will be what? good. 2250 grand was the original investment. wow. did you ever treatment that it would be like this? we have 400 people in the first week of launching it so we knew it was going well. we have 32.7 million members. last year we had 23.7 million revenue. and -- we are profitable. we were -- we knew it was going well. what are you going to do with the money? we have been talking about maybe going on a family vacation eventually in rome and just maybe for a week or so to celebrate. investing in new ventures? right now i think we are still heads-down -- the whole point of this merger is to essentially realize this goal of being the -- the brand from meeting new people worldwide. so i think we are not really at that thought of thinking about anything beyond what we are currently doing. let the ink dry. congratulations. an home friend of mine would call you heroes of capitalism. thank you for joining us.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.